Exhibit 99.1

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL MEETING OF SHAREHOLDERS

JUNE 18, 2014

Final Report On Attendance

We are pleased to report that there are 124 Shareholders holding 121,369,707 Common Shares represented in person or by proxy at this meeting.

This represents 58.51% of the 207,450,360 issued and outstanding Common Shares.

Dated this 18th day of June, 2014.

CST TRUST COMPANY

/s/ Anoosheh Farzanegan
Anoosheh Farzanegan

/s/ Carol Pineda
Carol Pineda

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL MEETING OF SHAREHOLDERS

JUNE 18, 2014

VOTING RESULTS

Resolution #1:

On a show of hands, the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors of the Corporation to fix the remuneration of the auditors.

Proxies Tabulated:

For:	71,068,974
Withheld:	172,676
Total:	71,241,650

Resolution #2:

The shareholders ratified the Election of directors for all nominees listed below:

Ballots Tabulated:

	For	Withheld
Christopher Ball	117,265,641	1,563,166
Christopher Huskilson	89,438,198	29,390,609
Christopher Jarratt	105,191,739	13,637,068
Kenneth Moore	117,781,619	1,047,188
Ian Robertson	105,227,618	13,601,189
Masheed Saidi	118,612,950	215,857
George Steeves	117,781,865	1,046,942

Resolution #3:

The shareholders ratified the advisory resolution set forth in Schedule “A” of the Circular to accept the approach to executive compensation as disclosed in the Circular.

Ballots Tabulated:

For:	117,488,107
Against:	1,340,700
Total:	118,828,807

Resolution #4:

The shareholders ratified the resolution set forth in Schedule “B” of the Circular to approve the adoption of the Corporation’s performance and restricted share unit plan, as further described in the Circular.

Ballots Tabulated:

For:	99,553,617
Against:	19,275,190
Total:	118,828,807

Dated this 18th day of June, 2014.

CST TRUST COMPANY

/s/ Anoosheh Farzanegan	/s/ Carol Pineda
Anoosheh Farzanegan	Carol Pineda